UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2011

Commission File No. 00-30082

MERUS LABS INTERNATIONAL INC.
(formerly Envoy Capital Group Inc.)
(Translation of registrant's name into English)

Suite 2007, 1177 West Hastings Street
Vancouver, BC V6E 2K3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [ ]

Indicate by check mark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

SUBMITTED HEREWITH

Exhibits

Exhibit No.	Description
99.1	Annual Report
99.2	Annual Financial Statements
99.3	Management Discussion and Analysis
99.4	News Release dated December 20, 2011
99.5	Material Change Report dated December 21, 2011
99.6	Certificate of Amalgamation
99.7	National Instrument 51-102 - Change in Corporate Structure

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 2011

MERUS LABS INTERNATIONAL INC.

/s/ Andrew Patient
Andrew Patient
Chief Financial Officer